[redacted]

08025434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-50654

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone (City) MN. (State) 56164 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd W. Morgan 507-825-4300 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maulbrock Tauwert and Company
(Name — *if individual, state last, first, middle name*)

216 West Main Street (Address) Pipestone (City) MN. (State) 56164 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 3 2008
THOMSON FINANCIAL

Mail Processing Section
FEB 27 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JF 2/29/08

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2007

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson, CPA
Marjorie R. Winter, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheet of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2007 and the related statements of income and members' equity and cashflows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 11, 2008

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2007 AND 2006

Assets	**2007**	**2006**
Current Assets		
Cash	19,736	14,237
Total Current Assets	19,736	14,237
Property and Equipment		
Equipment	22,214	20,049
Less Accumulated Depreciation	(18,737)	(18,334)
Total Property and Equipment	3,477	1,715
Total Assets	23,213	15,952
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	1,697	959
Accrued Liabilities	287	268
Total Current Liabilities	1,984	1,227
Members' Equity	21,229	14,725
Total Liabilities and Members' Equity	23,213	15,952

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND 2006

Revenues	**2007**	**2006**
Commission Received	119,696	125,657
Interest Income	236	217
Refunds/Reimbursements	35,370	479
Total Revenues	155,302	126,353
Expenses		
Salaries and Benefits	6,732	5,751
Guaranteed Payments to Member	93,944	67,284
Advertising	14,650	7,513
Depreciation	403	708
Miscellaneous	2,763	3,454
Dues and Subscriptions	3,179	4,232
Rent	9,652	8,858
Insurance	3,719	1,567
Licenses and Permits	1,701	2,430
Office Supplies	3,229	2,982
Postage	937	1,079
Professional Development	20	145
Professional Fees	4,910	4,257
Property Taxes	1,907	2,021
Repairs	4,891	3,620
Telephone	5,667	5,112
Travel/Entertainment/Meals	1,094	901
Utilities	4,400	3,706
Total Expenditures	163,798	125,620
Net Income	(8,496)	733
Members' Equity-January 1	14,725	13,992
Contributed Capital	15,000	
Members' Equity-December 31	21,229	14,725

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND 2006

Cash Flows From Operating Activities	**2007**	**2006**
Net Income (Loss)	(8,496)	733
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	403	708
Increase (Decrease) In Accounts Payable	738	(198)
Increase (Decrease) in Accrued Liabilities	19	(1,331)
Net Cash Provided (Used) By Operating Activities	(7,336)	(88)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions	15,000	
Purchase of Equipment	(2,165)	
Net Cash Provided (Used) By Capital and Related Financing Activities	12,835	0
Net Increase (Decrease) in Cash	5,499	(88)
Cash at January 1	14,237	14,325
Cash at December 31	19,736	14,237

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 Summary of Significant Accounting Policies

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2007 and 2006, depreciation expense was \$403 and \$708, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 **Summary of Significant Accounting Policies – continued**

E. Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. Advertising

The Company expenses advertising costs as incurred. Total advertising expenses for the year were $14,650 and $7,513 for 2007 and 2006 respectively.

G. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**

The company rents its office space and computer system. The lease term runs through April 1, 2010 for the computer system and January 1, 2010 for the office space. Monthly rentals are $500 and $100 per month for the office space and computer system respectively.

The following is a schedule of future minimum payments required under the above operating leases:

Due by December 31,	
2008	7,200
2009	7,200
2010	300
Total	14,700

The office building and computer system are owned by LLC member Todd Morgan.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2007 AND 2006

	2007	2006
Total Assets	23,213	15,952
Total Liabilities	1,984	1,227
Net Capital	21,229	14,725
Adjustments:		
Property and Equipment (Non-allowable Assets)	(3,477)	(1,715)
Total Adjustments	(3,477)	(1,715)
Adjusted Net Capital	17,752	13,010
Required Net Capital	5,000	5,000
Excess Net Capital	12,752	8,010

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2007AND 2006

	2007	2006
Aggregate Indebtedness	1,984	1,227
Net Capital	17,752	13,010
Ratio of Aggregate Indebtedness to Net Capital	11.18%	9.43%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2007 AND 2006

Material Inadequacies

None

END